Exhibit 99.1

Ballard Power Systems Inc.
News Release

Ballard Powered Fuel Cell Buses Delivered to the City of London

For Immediate Release – December 16, 2003

London, England - Ballard Power Systems’ (TSX: BLD; NASDAQ: BLDP) President and Chief Executive Officer, Dennis Campbell, is proud to be on hand today to help deliver three Mercedes-Benz Citaro buses, powered with Ballard® fuel cell engines, to the public transport authorities in London. The City of London will operate the Ballard powered fuel cell buses on a central London bus route, beginning in January 2004, as it pioneers this project aimed at reducing air and noise pollution.

The City of London is one of ten cities participating in the European Fuel Cell Bus Project, which will see 30 fuel cell buses operating on the roads of Europe over the next two years. To date, buses involved in the European Fuel Cell Bus Project have operated for more than 5,700 hours and have traveled over 83,000 kilometers.

The 30 Mercedes-Benz Citaro buses equipped with 205 kW Ballard® fuel cell engines will be driven on the roads in ten different cities in Europe, including Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart. These fuel cell buses will be driven by regular transit bus drivers, carrying passengers in daily service in each city. In 2004, three Ballard® fuel cell powered buses will be delivered to the Santa Clara Valley Transportation Authority in Santa Clara, CA.

“Ballard is proud to be powering the largest fleet of fuel cell buses in the world today,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Hundreds of thousands of people will have the opportunity to experience first-hand the clean, quiet and comfortable ride of these zero-emission buses. In addition to raising awareness of the considerable advantages of fuel cell power for urban transit, this fleet will provide the opportunity to showcase the diversity of solutions available for the production and delivery of hydrogen as the fuel of the future. These innovative products are the clearest evidence yet that the fuel cell and hydrogen revolution has truly begun.”

Since 1993, Ballard has produced and tested five generations of heavy-duty fuel cell bus engines. Successful field demonstrations of Ballard® fuel cell powered buses in Chicago, Vancouver and Palm Springs have played an integral role in advancing Ballard’s fuel cell engine technology. Buses in these field demonstrations have carried over 200,000 riders.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Mitsubishi, Nissan, Volkswagen, Yamaha and Cinergy, among others.

For media information in Europe, please contact:

Debby Harris
001.604.726.2254

Photo available at: http://www.ballard.com/image_gallery.asp?pgid=40&dbid=0

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.